82-478

07025673

Financial Statements of:

GEOPHYSICAL PROCPECTING COMPANY LIMITED

Nine Months.Ended April 30, 2007

(Unaudited – Prepared by Management)

The Auditors of Geophysical Prospecting Company Limited have not performed a review of the unaudited consolidated financial statements for the nine months ended April 30, 2007 and April 30, 2006.

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 2 4 2007
WASH. DC 160 SECTION

PROCESSED
AUG 0 6 2007
THOMSON FINANCIAL

The accompanying notes are an integral part of these financial statements.

82-478

GEOPHYSICAL PROSPECTING COMPANY LIMITED
Balance Sheets
(Prepared by Management)

	April 30, 2007 (Unaudited)	July 31, 2006 (Audited)
Assets		
Current assets		
Cash	$ 57,770	$ 29,079
Advances to officers, directors and shareholders	-	9,571
Short-term investments (note 3)	195,324	-
Prepaid expenses	-	10,516
Deposits	-	258,787
	253,094	307,953
Other		
Capital Assets	73,682	61,802
Mining interests	1	1
	$ 326,777	$ 369,756
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 6(d)	$ 34,644	$ 113,357
Advances from officer (note 6(ce)	4,750	-
	38,394	113,357
Future income tax liabilities	59,110	59,110
	98,504	172,467
Shareholders' equity		
Share capital (note 4 (b))	13,513,576	13,259,576
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	13,806,909	13,552,909
Deficit (Page 4)	(13,646,920)	(13,355,620)
Accumulated and other comprehensive income (Page 4)	68,284	-
	228,273	197,289
	$ 326,777	$ 369,756

The accompanying notes are an integral part of these financial statements.

82-478

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Statements of Income and Comprehensive Income
Nine Months ended April 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three Months		Year to Date	
	2007	2006	2007	2006
Revenue				
Gain on sale of marketable securities	$ 82,111	-	$ 150,823	-
Other income	-	-	21,452	-
	82,111	-	172,275	
Operating expenses				
Consulting fees	45,954	46,330	89,343	95,820
Shareholder information	57,973	39,021	92,252	70,587
Management fees (note 6(a)	12,000	3,500	34,000	21,000
Financing fees (note 6(b)	-	-	7,500	-
Legal and audit	18,391	1,000	19,391	14,558
Transfer agents' fee	5,366	4,554	30,214	18,545
Office ,general & administration	27,529	29,059	70.008	43,687
Communications	3,217	8,605	8,535	8,605
Occupancy costs	4,132	2,201	13,326	10,551
Exploration expenditures	13,565	-	72,352	60,000
Automotive	3,627	1,549	11,534	3,914
Depreciation	6,060	156	13,120	314
	197,814	135,865	463,575	347,581
Net loss for the period	$ (115,703)	$ (135,865)	$ (291,300)	$ (347,581)
Net loss per share				
Basic and Diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Comprehensive Income:

	Three Months		Year to Date	
	2007	2006	2007	2006
Net loss for the period	$ (115,703)	$ (135,865)	$ (291,300)	$ (347,581)
Other Comprehensive income, net of taxes:		-		
Unrealized gain (loss) on available-for-sale investments	(52,404)	-	68,284	-
Adjustment for realized gains(losses) on available-for-sale investments	(146,224)	-	-	-
	(198,628)	-	68,284	-
	$ (314,331)	$ -	$ (223,016)	$ -

The accompanying notes are an integral part of these financial statements.

82-478

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Statements of Shareholders' Equity (Deficiency)
Nine Months ended April 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three Months		Year to Date	
	2007	2006	2007	2006
Net loss for the period Page 3)	$ (115,703)	$ (135,865)	$ (291,300)	$ 347,581)
Deficit, Beginning of Period	(13,531,217)	(13,033,975)	(13,355,620)	(12,822,259)
Deficit, end of period	(13,646,920)	(13,169,840)	(13,646,920)	(13,169,840)

Accumulated Other Comprehensive Income
Nine Months ended April 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three Months		Nine Months	
	2007	2006	2007	2006
Balance, beginning of period	$ 266,912	$ -	$ -	$ -
Adjustment for the cumulative unrealized gain on available-for-sale investments as at January1st, 2007 (note 2 c)	$ -	$ -	$ -	$ -
Other Comprehensive income for the period (Page 3)	(198,628)	-	(68,284)	-
Balance, end of period	$ 68,284	-	$ 68,284	$ -

The accompanying notes are an integral part of these financial statements.

82-478

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Statement of Cash Flows
Nine Months ended April 30, 2007 and 2006
(Unaudited – Prepared by Management)

	Three Months		Year to Date	
	2007	2006	2007	2006
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (115,703)	$ (191,270)	$ (291,300)	$ (211,716)
Add (Deduct) item not affecting cash flow:				
(Gain) on sale of marketable securities	(82,111)	-	(150,823)	-
Depreciation	6,060	156	13,120	156
	(191,754)	(191,114)	(429,003)	(211,560)
Changes in non-cash operating working capital balances:				
Prepaid expenses	-	-	10,516	-
Deposits	-	-	258,787	-
Accounts payable and accrued liabilities	12,000	28,678	(78,713)	(5,000)
	(179,754)	(218,104)	(238,413)	(216,560)
Financing Activities				
Issuance of common shares	-	440,750	254,000	618,260
Advances, to officers, directors and shareholders	-	2,734	9,571	3,634
Other advances	-	(5,000)	-	(5,000)
Loans and advances from related parties	(250)	-	4,750	-
	(250)	438,384	268,321	616,884
Investing Activities				
Acquisition of marketable securities	-	-	(344,800)	-
Proceeds on sale of marketable securities	236,032	-	368,583	-
Additions to capital assets	(16,200)	(300,000)	(25,000)	(2,500)
Additions to mining claims	4,182	(2,500)	-	(305,000)
	224,014	(302,500)	(1,217)	(307,500)
INCREASE (DECREASE) IN CASH	44,010	82,120	28,691	92,824
CASH, BEGINNING OF PERIOD	13,760	12,140	29,079	1,436
CASH, END OF PERIOD	$ 57,770	$ 94,260	$57,770	$94,260

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GEOPHYSICAL PROSPECTING COMPANY LIMITED

Notes to Financial Statements
April 30, 2007
(Unaudited – Prepared by Management)

1. Nature of Business

Geophysical Prospecting Company Limited (the "Company") incorporated under the laws of the Province of British Columbia is engaged in mining, exploration and development of mining properties, principally gold.

2. Accounting policies:

The accounting policies used and the application of these policies for the preparation of these interim financial statements are identical to those used in the preparation of the financial statements for the year ended July 31, 2006 except that the Company has adopted the following CICA guidelines effective January 1, 2007. These Unaudited financial statements should be read in conjunction with the most recent audited financial statements.

a) Section 3855

Financial instruments – Recognition and Measurement (section 3855) requires that the financial assets, except for those classified as held to maturity and derivative financial instruments, must be valued at fair value. All financial liabilities must be measured at fair value when they are held for trading; otherwise they are measured at cost.

b) **Section 1530**

Comprehensive income (section 1530) is the change in the Company's net assets that result from transactions from sources other than the Company's shareholders and include items that normally are included in net earnings, such as unrealized gains and losses available –for-sale investments.

c) **Adjustment of the beginning balance**

The adoption of sections 1530 and 3855 as of January 1st. 2007 has the impact of adjusting the beginning balance of the accumulated other comprehensive income by nil to reflect the cumulative unrealized gains on available-for-sale investments at that date.

d) **Mining interests and exploration costs**

The Company has adopted the recommendations issued by the CICA EIC 126 and expenses exploration expenditures as incurred. Cost attributable to property acquisitions are capitalized while exploration expenditures on the property can only be capitalized once mineral reserves have been established. Once a mineral reserve has been established, all development costs will be capitalized. These costs together with the costs of mining interests will be charged to operations on a unit-of-production method based on estimated recoverable reserves. If the mining interests are abandoned, or when impairment in value has been determined, the capitalized costs will be charged to operations. Exploration expenditures and direct wages attributable to the property that have been charged to operations for the period ended April 30, 2007 -$13,565; for the year ended July 31, 2006 - $nil

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Notes to Financial Statements
April 30, 2007
(Unaudited – Prepared by Management)

3. Short-term investments:

		April 30, 2007		July 31, 2006
Shares of publicly traded companies				
Callinan Mines Limited – common shares (2007 – 351,200; 2006 – nil)				
Cost	$	127,040	$	-
Unrealized gains		68,284		
	$	195,324	$	-

a)On July 28, 2006, the Company agreed to participate in an Airborne Geophysical Survey in Northern Manitoba with Callinan Mines Inc. on the Fox River Sill property which consisting of 167,729 hectares and is located in the Fox River Basin, Manitoba. In order to earn its interest in the project the company had to incur exploration expenditures of $400,000. The airborne survey was completed in the first quarter of 2007 and the Company earned its interest in the property.

In lieu of a direct participation in the property the Company accepted 500,000 common shares and 250,000 purchase warrants of Callinan Mines Limited. Each warrant entitles the holder to acquire one additional common share at a price of $0.85. The warrants expire on August 24, 2007.

The common shares received as consideration for incurring the expenditures were restricted from trading until December 27, 2007. Accordingly, the costs of these shares have been recorded to short-term investments during the second quarter.

4. Share Capital:

(a) Authorized:

Unlimited number of common shares

(b) ISSUED

	Number	Amount
Balance – July 31, 2005	37,400,000	12,513,862
Issuances in 2006:		
Shares issued on settlement of debt	5,500,000	55,000
Shares issued for cash	21,20,000	604,943
Shares issued for services	10,607,000	144,500
Shares issued mining interests	5,500,000	55,000
Tax effect on flow-through shares	-	(108,360)
Share issue costs	-	(10,369)
Balance – July 31, 2006	80,757,000	13,259,576
Issuances in 2007:		
Shares issued for services	1,200,000	54,000
Shares issued for private placement	5,000,000	200,000
Shares cancelled	(300,000)	-
Common shares – April 30, 2007	86,657,000	$ 13,315,576

82-478

GEOPHYSICAL PROSPECTING COMPANY LIMITED

Notes to Financial Statements
April 30, 2007
(Unaudited – Prepared by Management)

5. Income taxes:

At April 30, 2007 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

6. Related Party Advances and Transactions:

a) Consulting and management fees amounting to $34,000 (2005- $37,300) were charged by officers and directors of the Company and by Corporations controlled by officers and Directors of the Company.

b) Financing costs of $7,500 (2006 -$nil) were charged by a director of the Company.

c) Occupancy costs of $ nil (2006-$6,000) were charged by an officer of the Company.

d) Accounts payable at April 30, 2007 includes $17,000 (2006 -$nil) owing to officers and directors for consulting and management fees.

e) Advances from officer. Is interest free and have no terms of repayment

END